

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

090401

Certificate of Correction

(PURSUANT TO NRS CHAPTERS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 AND 92A)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Correction

(Pursuant to NRS Chapters 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 and 92A)

1. The name of the **entity** for which correction is being made:

AMP Holding Inc.

2. Description of the original document for which correction is being made:

Certificate of Change Pursuant to NRS 78.209

3. Filing date of the original document for which correction is being made: April 23, 2010

4. Description of the inaccuracy or defect.

The filing date of the originally filed Certificate of Change inaccurately stated the effective date.

5. Correction of the inaccuracy or defect.

Section 7 should read as follows:

7. Effective date of filing (optional): May 20, 2010

6. Signature:

X

Authorized Signature

Chief Executive Officer
Title *

May 20, 2010
Date

***** If entity is a corporation, it must be signed by an officer if stock has been issued, OR an incorporator or director if stock has not been issued; a limited-liability company, by a manager or managing members: a limited partnership or limited-liability limited partnership, by a general partner: a limited-liability partnership, by a managing partner; a business trust, by a trustee.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Reset



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Filing Instructions for the Amendments Division

IMPORTANT: READ ALL INSTRUCTIONS CAREFULLY BEFORE COMPLETING FORM.

Dear Customer: We value your patronage and desire to provide you the best service possible. In an effort to facilitate your filing we would appreciate your taking a moment to read the following before submitting your document. Failure to include any of the information required on the form may cause the filing to be rejected.
-Thank you-

1.) One file stamped copy of the filing will be returned at no additional charge. To receive a certified copy, enclose an additional $30.00 per certification. A <u>copy fee</u> of $2.00 per page is required for each additional copy generated when ordering 2 or more file stamped or certified copies. Appropriate instructions must accompany your order.

2.) If paying for expedite service, include the word <u>**"EXPEDITE"**</u> in your correspondence.

3.) Verify filing is submitted on the correct form prescribed by the Secretary of State.

4.) Forms must include appropriate signatures as required.

5.) If applicable, include the appropriate names and addresses as requested on the form.

6.) If adding new managers or general partners, their names and addresses must be set forth.

7.) Documents must reflect the complete name of the entity as registered with the Secretary of State.

8.) Attach all pages that are referenced as attachments.

9.) All documents must be legible for filming and/or scanning.

10.) If filing restated articles (containing newly amended articles, deletions or additions), provide a form prescribed by the Secretary of State indicating which articles have been amended, deleted or added. Furthermore, *the articles must contain the necessary amendment language as required by the statutes* governing amendments for that type of business entity.

11.) Verify that the status of the entity is not revoked. Verification may be made by visiting our Web site at www.nvsos.gov or calling this office.

12.) The correct filing date must be provided when required.

13.) All required information must be completed and appropriate boxes checked or filing will be rejected.

14.) Please contact this office for assistance if you are unsure of the filing fee for your document.

All forms may be downloaded from our Web site www.nvsos.gov. The Nevada Revised Statutes may be obtained at http://www.leg.state.nv.us/NRS.

Filing may be submitted at the office of the Secretary of State or by mail at the following addresses:

MAIN OFFICE:
Regular and Expedited Filings

SATELLITE OFFICE:
Expedited Filings <u>Only</u>

Secretary of State
Amendments Division
204 North Carson Street, Suite 1
Carson City NV 89701-4520
Phone: 775-684-5708
Fax: 775-684-5731

Secretary of State – Las Vegas
Commercial Recordings Division
555 East Washington Ave, Suite 5200
Las Vegas NV 89101
Phone: 702-486-2880
Fax: 702-486-2888



ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708
Website: www.nvsos.gov

Customer Order Instructions

SUBMIT THIS COMPLETED FORM WITH YOUR FILING   **USE BLACK INK ONLY - DO NOT HIGHLIGHT**

Processing Service Requested:

☐ Regular   ☐ 24-Hour Expedite (additional fee included)

Name of Entity: _____   Date: _____

Return to: _____

Contact Name: _____   Phone: _____

Return Delivery: (email or fax options do not receive a copy via mail; must be ordered separately)

☐ Email to: _____   ☐ Fax to: _____

☐ Hold for Pick Up   ☐ Mail to Address Above   ☐ FedEx: Acct # _____

☐ Other: (explain below)

_____

Order Description: (include items being ordered and fee breakdown)*

_____

*PLEASE NOTE: this office keeps the original paperwork. The first file stamped copy ordered at the time of filing is at no charge. Each additional copy is **$2.00** per page (plus **$30.00** for each certification).

Total Amount: _____

Method of Payment:

☐ Check/Money Order   ☐ eCheck/Credit Card (attach checklist)   ☐ Trust Account: _____

☐ Use balance remaining in job # _____



230401

ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708
Website: www.nvsos.gov

1 or 2-Hour Expedite Customer Order Instructions

SUBMIT THIS COMPLETED FORM WITH YOUR FILING

USE BLACK INK ONLY - DO NOT HIGHLIGHT

Processing Service Requested: ☐ 2-Hour Expedite (additional **$500.00** fee included) ☐ 1-Hour Expedite (additional **$1000.00** fee included)

Name of Entity: ____________ Date: ____________

Return to: ____________

Contact Name: ____________ Phone: ____________

Return Delivery:

☐ Email to: ____________ ☐ Fax to: ____________

☐ Hold for Pick Up ☐ Mail to Address Above ☐ FedEx: Acct # ____________

☐ Other: (explain below)

Order Description: (include items being ordered and fee breakdown)*

*PLEASE NOTE:** this office keeps the original paperwork. The first file stamped copy ordered at the time of filing is at no charge. Each additional copy is **$2.00** per page (plus **$30.00** for each certification).

Total Amount: ____________

Method of Payment:

☐ Check/Money Order ☐ eCheck/Credit Card (attach checklist) ☐ Trust Account: ____________

☐ Use balance remaining in job # ____________

Reset



ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
Phone: (775) 684 5708
Website: www.nvsos.gov

24-hour, 2-hour and 1-hour Expedite Service Guidelines

IMPORTANT: To ensure expedited service, please mark "Expedite" in a conspicuous place at the top of the service request. Please indicate method of delivery.

24-HOUR EXPEDITE SERVICE

The Secretary of State offers a 24-hour expedite service on most filings processed by this office. If you choose to utilize this service, please enclose with your filing the additional expedite fee. Please note that this expedite fee is in addition to the standard fee charged on each filing and/or order. Check the 24-hour expedite box on your customer order instruction form. If not using our order form, state clearly in your cover letter that you are requesting 24-hour expedited service, include your telephone number and return information. Attach the order form or cover sheet to the *top* of your filing and submit to this office. Each filing will be returned by U.S.P.S. regular mail unless other arrangements are made. This office *does not* fax confirmation of a 24-hour expedite.

The fee for 24-hour handling ranges from $25.00 to $125.00. Please consult our fee schedules for the appropriate 24-hour expedite fee. If you require assistance, please contact this office.

Time Constraints: Each filing submitted receives same day filing date and may be picked up within 24-hours. Filings to be mailed the next business day if received by 2:00 pm of receipt date and no later than the 2nd business day if received after 2:00 pm. Expedite period begins when filing or service request is received in this office in fileable form.

2-HOUR EXPEDITE SERVICE

The Secretary of State offers a 2-hour expedite service on most filings processed by this office. If you choose to utilize the 2-hour expedite service, please enclose with your filing an additional $500.00 per filing and/or order. Please note that this expedite fee is in addition to the standard fee charged on each filing and/or order. Complete and submit the 2-hour customer order instruction form. If not using our order form, state clearly in your cover letter that you are requesting 2-hour expedited service and include your telephone number and return information. Attach the order form or cover sheet to the *top* of your filing and submit to this office. Each filing will be returned by U.S.P.S. regular mail unless other arrangements are made.

1-HOUR EXPEDITE SERVICE

The Secretary of State offers a 1-hour expedite service on most filings processed by this office. If you choose to utilize the 1-hour expedite service, please enclose with your filing an additional $1000.00 per filing and/or order. Please note that this expedite fee is in addition to the standard fee charged on each filing and/or order. Complete and submit the 1-hour customer order instruction form. If not using our order form, state clearly in your cover letter that you are requesting 1-hour expedited service and include your telephone number and return information. Attach the order form or cover sheet to the *top* of your filing and submit to this office. Each filing will be returned by U.S.P.S. regular mail unless other arrangements are made.

1-Hour and 2-Hour Time Constraints: Each filing submitted for either 1-hour or 2-hour expedite receives same day filing date and will be acknowledged by fax or e-mail within expedite service time. Failure to indicate method of acknowledgement (fax or e-mail) or to provide a correct fax number or e-mail address may prevent the Secretary of State from acknowledging the filing of such documents. Filings may be picked up within the expedite service period. Filings to be mailed will be mailed out no later than the next business day following receipt. Expedite period begins when filing or service request is received in this office in fileable form.

The Secretary of State reserves the right to extend the expedite period in times of extreme volume, staff shortages or equipment malfunction. These extensions are few and will rarely extend more than a few hours.



ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708
Website: www.nvsos.gov

| **ePayment Checklist** |
| **(For Counter, Fax and Mail Requests)** |

Service Type: Counter ☐   Mail ☐   Fax ☐

USE BLACK INK ONLY - DO NOT HIGHLIGHT

Order Processing Requested: **(Expedite Processing *Requires* Additional Fees)**

Regular Processing ☐   **24-HOUR** Expedite ☐   **2-HOUR** Expedite ☐   **1-HOUR** Expedite ☐

Payment by Electronic Check *(account holder name and address required below)*

Account Type:

☐ Checking   Routing Number: ☐☐☐☐☐☐☐☐☐☐☐☐

☐ Savings   Account Number: ☐☐☐☐☐☐☐☐☐☐☐☐



Amount of Electronic Check: USD $ ☐

Payment by Card *(card holder name and billing address required below)*

Card Type: VISA ☐   MasterCard ☐   Discover ☐   American Express ☐

Customer Credit Card Number: ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐   V CODE* ☐☐☐☐

* 3-digit number found on the far right of the backside of VISA, MasterCard and Discover cards
4-digit number found on the front right side of American Express card.

NOTICE: *For security and verification purposes, all credit card payments must include the 3 or 4-digit CVV2 code (VCode) number located on the credit card. Failure to include this code will result in the rejection of your filing or service request.*

Credit Card Expiration Date: Month ☐   Year ☐

Amount to Charge Card: USD $ ☐

Order Information *(required)*

Entity Name/Order Reference: ☐

Account/Card Holder Information:

Name as it Appears on the Account ☐

Billing Address ☐

City, State, Zip ☐

Telephone ☐

Payment Authorization

I authorize the Secretary of State to bill an amount not to exceed the following to be charged to the above listed account(s):

X _____

Authorized Signature

Not to Exceed Amount: USD $ ☐



ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
Phone: (775) 684-5708
Website: www.nvsos.gov

Profit Corporation Fee Schedule
Effective 7-1-08
Page 1

PROFIT CORPORATIONS <u>INITIAL FILING</u> FEE :   Pursuant to NRS 78, 80, 78A, and 89 Domestic and Foreign Corporations, Close Corporations and Professional Corporations.

Fees are based on the value of the total number of authorized shares stated in the Articles of Incorporation as prescribed by NRS 78.760:

$75,000 or less	$75.00
over $75,000 and not over $200,000	$175.00
over $200,000 and not over $500,000	$275.00
over $500,000 and not over $1,000,000	$375.00
OVER $1,000,000	
For the first $1,000,000	$375.00
For each additional $500,000 - or fraction thereof	$275.00
Maximum fee	$35,000.00

For the purpose of computing the filing fee, the value (capital) represented by the total number of shares authorized in the Articles of Incorporation is determined by computing the:

A. total authorized shares multiplied by their par value or;
B. total authorized shares without par value multiplied by $1.00 or;
C. the sum of (a) and (b) above if both par and no par shares.

Filing fees are calculated on a minimum par value of one-tenth of a cent (.001), regardless if the stated par value is less.

The 24-hour expedite fee for Articles of Incorporation for any of the above entities is $125.00 in addition to the filing fee based upon stock.

The 2-hour expedite fee is $500.00 in addition to the filing fee based upon stock.

The 1-hour expedite fee is $1000.00 in addition to the filing fee based upon stock.

PLEASE NOTE: the expedite fee is in addition to the standard filing fee charged on each filing and/or order.

<u>24-HOUR EXPEDITE TIME CONSTRAINTS</u>:

Each filing submitted receives same day filing date and may be picked up within 24-hours. Filings to be mailed the next business day if received by 2:00 pm of receipt date and no later than the 2nd business day if received after 2:00 pm.

Expedite period begins when filing or service request is received in this office in fileable form.

The Secretary of State reserves the right to extend the expedite period in times of extreme volume, staff shortages, or equipment malfunction. These extensions are few and will rarely extend more than a few hours.



ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
Phone: (775) 684-5708
Website: www.nvsos.gov

Profit Corporation Fee Schedule
Effective 7-1-08
Page 2

OTHER PROFIT CORPORATION FEES:

Articles of Association pursuant to NRS 89.210 (Professional Association)	$75.00
Reinstatement Fee	$300.00
Certificate of Amendment, minimum fee*	$175.00
Certificate pursuant to NRS 78.209 (stock split), minimum fee*	$175.00
Certificate pursuant to NRS 78.1955 (stock designation)	$175.00
Amendment to Certificate pursuant NRS 78.1955 (stock designation)	$175.00
Amendment of Modified Name	$175.00
Restated Articles, minimum fee*	$175.00
Certificate of Correction, minimum fee*	$175.00
Certificate of Termination (includes filings pursuant to NRS 78.209, 78.380 and 78.390)	$175.00
Termination Pursuant to NRS 92A	$350.00
Articles of Merger* or Exchange	$350.00
Dissolution of Corporation	$100.00
Withdrawal of Foreign Corporation	$100.00
Preclearance of any Document	$125.00
Articles of Conversion; Articles of Domestication – contact office for fee information	
Revival of Corporation – contact office for fee information	
Ceremonial Charter	$100.00
Certificate of Good Standing	$50.00
Ceremonial Certificate of Good Standing	$100.00
Initial List of Officers and Directors	$125.00
Annual or Amended List of Officers and Directors	See Annual List Fee Schedule
Annual List of Officers and Directors (Professional Association)	$125.00
24-Hour Expedite fee for above filings	**$125.00**
Apostille	$20.00
24-Hour Expedite fee for above filing	**$75.00**
Name Reservation (Online Name Reservation $75.00 – includes expedite fee)	$25.00
24-Hour Expedite fee for above filing	**$50.00**
Change of Noncommercial Registered Agent	$60.00
Change of Registered Agent by Represented Entity	$60.00
Resignation of Director or Officer	$75.00
Resignation of Registered Agent (plus $1.00 for each additional entity listed)	$100.00
24-Hour Expedite fee for above filings	**$25.00**
Certification of Documents – per certification	$30.00
Copies – per page	$2.00
Late Fee for List of Officers	$75.00
Business License Fee	$200.00

*Fee will be higher if stock is increased a significant amount, according to the initial filing fee schedule on page 1 of the profit corporation fee schedule. Maximum fee for an increase in stock is $35,000.00.

2-Hour Expedite is available on all of the above filings at the fee of $500.00 per item.

1-Hour Expedite is available on all of the above filings at the fee of $1000.00 per item.

PLEASE NOTE: the expedite fee is in addition to the standard filing fee charged on each filing and/or order.

24-HOUR EXPEDITE TIME CONSTRAINTS: Each filing submitted receives same day filing date and may be picked up within 24-hours. Filings to be mailed the next business day if received by 2:00 pm of receipt date and no later than the 2nd business day if received after 2:00 pm. Expedite period begins when filing or service request is received in this office in fileable form. The Secretary of State reserves the right to extend the expedite period in times of extreme volume, staff shortages, or equipment malfunction. These extensions are few and will rarely extend more than a few hours.



ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
Phone: (775) 684-5708
Website: www.nvsos.gov

Nonprofit Corporation
Fee Schedule
Effective 7-1-08

NONPROFIT CORPORATIONS FEES: Pursuant to NRS 81, 82, 84 and 89. This includes Nonprofit Cooperative Corporations, Cooperative Associations, Nonprofit Cooperative Corporations without Stock, Nonprofit Corporations, Corporation Sole and Professional Association.

Articles of Incorporation pursuant to NRS 81.010 (Nonprofit Cooperative Corp. with stock)*	$50.00*
Articles of Incorporation pursuant to NRS 81.170 (Cooperative Associations)	$50.00
Articles of Incorporation pursuant to NRS 81.410 (Nonprofit Cooperative Corp without stock)	$50.00
Articles of Incorporation pursuant to NRS 82.006 (Nonprofit Corporation)	$50.00
Articles of Incorporation pursuant to NRS 84.010 (Corporation Sole)	$50.00
Articles of Conversion; Articles of Domestication - contact office for fee information	
Revival of Nonprofit Entity – contact office for fee information	
Reinstatement Fee	$100.00
Certificate of Amendment	$50.00
Restated Articles	$50.00
Certificate of Correction	$25.00
Termination Pursuant to NRS 92A	$350.00
Merger	$350.00
Preclearance of any Document	$125.00
Dissolution of Corporation	$50.00
Ceremonial Charter	$100.00
Certificate of Good Standing	$50.00
Ceremonial Certificate of Good Standing	$100.00
Initial List of Officers and Directors	$25.00
Annual or Amended List of Officers and Directors	$25.00
24-Hour Expedite fee for above filings	**$125.00**
Apostille	$20.00
24-Hour Expedite fee for above filing	**$75.00**
Name Reservation (Online Name Reservation $75.00 – includes expedite fee)	$25.00
24-Hour Expedite fee for above filing	**$50.00**
Change of Noncommercial Registered Agent	$60.00
Change of Registered Agent by Represented Entity	$60.00
Resignation of Director or Officer	$75.00
Resignation of Registered Agent (plus $1.00 for each additional entity listed)	$100.00
24-Hour Expedite fee for above filings	**$25.00**
Certification of Documents – per certification	$30.00
Copies – per page	$2.00
Late Fee for List of Officers	$50.00

*Fee will be higher if corporation elects to authorize stock. Fees will be figured according to the initial filing fee schedule for profit corporations.
2-Hour Expedite is available on all of the above filings at the fee of $500.00 per item.
1-Hour Expedite is available on all of the above filings at the fee of $1000.00 per item.
PLEASE NOTE: the expedite fee is in addition to the standard filing fee charged on each filing and/or order.

24-HOUR EXPEDITE TIME CONSTRAINTS:
Each filing submitted receives same day filing date and may be picked up within 24 hours. Filings to be mailed the next business day if received by 2:00 pm of receipt date and no later than the 2nd business day if received after 2:00 pm. Expedite period begins when filing or service request is received in this office in fileable form. The Secretary of State reserves the right to extend the expedite period in times of extreme volume, staff shortages, or equipment malfunction. These extensions are few and will rarely extend more than a few hours.



ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
Phone: (775) 684-5708
Website: www.nvsos.gov

Limited Partnership Fee Schedule Effective 7-1-08

LIMITED PARTNERSHIP FEES: Pursuant to NRS Chapters 87A and 88 for Domestic and Foreign Limited Partnerships.

Certificate of Limited Partnership	$75.00
Registration of Foreign Limited Partnership	$75.00
Reinstatement Fee	$300.00
Certificate of Amendment	$175.00
Restated Articles	$175.00
Certificate of Correction	$175.00
Merger	$350.00
Termination pursuant to NRS 92A	$350.00
Cancellation of Domestic Limited Partnership	$100.00
Cancellation of Foreign Limited Partnership	$100.00
Preclearance of any Document	$125.00
Articles of Conversion – contact office for fee information	
Articles of Domestication – contact office for fee information	
Ceremonial Charter	$100.00
Certificate of Good Standing	$50.00
Ceremonial Certificate of Good Standing	$100.00
Initial List of General Partners	$125.00
Annual or Amended List of General Partners	$125.00
24-Hour Expedite fee for above filings	**$125.00**
Apostille	$20.00
24-Hour Expedite fee for above filing	**$75.00**
Name Reservation (Online Name Reservation $75.00 – includes expedite fee)	$25.00
24-Hour Expedite fee for above filing	**$50.00**
Change of Noncommercial Registered Agent	$60.00
Change of Registered Agent by Represented Entity	$60.00
Resignation of General Partner	$75.00
Resignation of Registered Agent (plus $1.00 for each additional entity listed)	$100.00
24-Hour Expedite fee for above filings	**$25.00**
Certification of Documents – per certification	$30.00
Copies – per page	$2.00
Late Fee for List of General Partners	$75.00
Business License Fee	$200.00

2-Hour Expedite is available on all of the above filings at the fee of $500.00 per item.

1-Hour Expedite is available on all of the above filings at the fee of $1000.00 per item.

PLEASE NOTE: the expedite fee is in addition to the standard filing fee charged on each filing and/or order.

24-HOUR EXPEDITE TIME CONSTRAINTS:

Each filing submitted receives same day filing date and may be picked up within 24 hours. Filings to be mailed the next business day if received by 2:00 pm of receipt date and no later than the 2nd business day if received after 2:00 pm. Expedite period begins when filing or service request is received in this office in fileable form. The Secretary of State reserves the right to extend the expedite period in times of extreme volume, staff shortages, or equipment malfunction. These extensions are few and will rarely extend more than a few hours.



ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
Phone: (775) 684-5708
Website: www.nvsos.gov

Limited-Liability Partnership Fee Schedule Effective 7-1-08

LIMITED-LIABILITY PARTNERSHIP FEES: Pursuant to NRS 87 for both Domestic and Foreign Limited-Liability Partnerships.

Registration of Limited-Liability Partnership	$75.00
Registration of Foreign Limited-Liability Partnership	$75.00
Reinstatement Fee	$300.00
Certificate of Amendment	$175.00
Certificate of Correction	$175.00
Notice of Withdrawal (Termination of Registration), Foreign or Domestic	$100.00
Preclearance of any Document	$125.00
Articles of Domestication – contact office for fee information	
Ceremonial Charter	$100.00
Certificate of Good Standing	$50.00
Ceremonial Certificate of Good Standing	$100.00
Initial List of Managing Partners	$125.00
Annual or Amended List of Managing Partners	$125.00
24-Hour Expedite fee for above filings	**$125.00**
Apostille	$20.00
24-Hour Expedite fee for above filing	**$75.00**
Name Reservation (Online Name Reservation $75.00 – includes expedite fee)	$25.00
24-Hour Expedite fee for above filing	**$50.00**
Certificate of Change of Principal Office	$60.00
Change of Noncommercial Registered Agent	$60.00
Change of Registered Agent by Represented Entity	$60.00
Resignation of Managing Partner	$75.00
Resignation of Registered Agent (plus $1.00 for each additional entity listed)	$100.00
24-Hour Expedite fee for above filings	**$25.00**
Certification of Documents – per certification	$30.00
Copies – per page	$2.00
Late Fee for List of Managing Partners	$75.00
Business License Fee	$200.00

2-Hour Expedite is available on all of the above filings at the fee of $500.00 per item.

1-Hour Expedite is available on all of the above filings at the fee of $1000.00 per item.

PLEASE NOTE: the expedite fee is in addition to the standard filing fee charged on each filing and/or order.

24-HOUR EXPEDITE TIME CONSTRAINTS:

Each filing submitted receives same day filing date and may be picked up within 24 hours. Filings to be mailed the next business day if received by 2:00 pm of receipt date and no later than the 2nd business day if received after 2:00 pm. Expedite period begins when filing or service request is received in this office in fileable form. The Secretary of State reserves the right to extend the expedite period in times of extreme volume, staff shortages, or equipment malfunction. These extensions are few and will rarely extend more than a few hours.



ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
Phone: (775) 684-5708
Website: www.nvsos.gov

Limited-Liability
Limited Partnership
Fee Schedule
Effective 7-1-08

LIMITED-LIABILITY LIMITED PARTNERSHIP FEES: Pursuant to NRS Chapters 87A and 88 for Domestic and Foreign Limited-Liability Limited Partnerships.

Certificate of Registration of Limited-Liability Limited Partnership	$100.00
Registration of Foreign Limited-Liability Limited Partnership	$100.00
Reinstatement Fee	$300.00
Certificate of Amendment	$175.00
Restated Articles	$175.00
Certificate of Correction	$175.00
Merger	$350.00
Termination Pursuant to NRS 92A	$350.00
Cancellation of Domestic Limited-Liability Limited Partnership	$100.00
Cancellation of Foreign Limited-Liability Limited Partnership	$100.00
Preclearance of any Document	$125.00
Articles of Conversion; Articles of Domestication – contact office for fee information	
Ceremonial Charter	$100.00
Certificate of Good Standing	$50.00
Ceremonial Certificate of Good Standing	$100.00
Initial List of General Partners	$125.00
Annual or Amended List of General Partners for LLLP filed pursuant to **NRS Chapter 87A**	$125.00
Annual or Amended List of General Partners for LLLP filed pursuant to **NRS Chapter 88**	$175.00
24-Hour Expedite fee for above filings	**$125.00**
Apostille	$20.00
24-Hour Expedite fee for above filing	**$75.00**
Name Reservation (Online Name Reservation $75.00 – includes expedite fee)	$25.00
24-Hour Expedite fee for above filing	**$50.00**
Change of Noncommercial Registered Agent	$60.00
Change of Registered Agent by Represented Entity	$60.00
Resignation of General Partner	$75.00
Resignation of Registered Agent (plus $1.00 for each additional entity listed)	$100.00
24-Hour Expedite fee for above filings	**$25.00**
Certification of Documents – per certification	$30.00
Copies – per page	$2.00
Late Fee for List of General Partners	$75.00
Business License Fee	$200.00

2-Hour Expedite is available on all of the above filings at the fee of $500.00 per item.
1-Hour Expedite is available on all of the above filings at the fee of $1000.00 per item.
PLEASE NOTE: the expedite fee is in addition to the standard filing fee charged on each filing and/or order.

24- HOUR EXPEDITE TIME CONSTRAINTS:
Each filing submitted receives same day filing date and may be picked up within 24 hours. Filings to be mailed the next business day if received by 2:00 pm of receipt date and no later than the 2nd business day if received after 2:00 pm. Expedite period begins when filing or service request is received in this office in fileable form. The Secretary of State reserves the right to extend the expedite period in times of extreme volume, staff shortages, or equipment malfunction. These extensions are few and will rarely extend more than a few hours.



ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
Phone: (775) 684-5708
Website: www.nvsos.gov

Limited-Liability Company Fee Schedule Effective 7-1-08

LIMITED-LIABILITY COMPANY FEES: Pursuant to NRS 86 for both Domestic and Foreign Limited-Liability Companies.

Articles of Organization	$75.00
Registration of Foreign Limited-Liability Company	$75.00
Reinstatement Fee	$300.00
Certificate of Amendment	$175.00
Restated Articles	$175.00
Certificate of Correction	$175.00
Certificate of Termination (pursuant to NRS 86.226)	$175.00
Merger	$350.00
Termination Pursuant to NRS 92A	$350.00
Dissolution of Domestic Limited-Liability Company	$100.00
Dissolution of Foreign Limited-Liability Company	$100.00
Preclearance of any Document	$125.00
Articles of Conversion – contact office for fee information	
Articles of Domestication – contact office for fee information	
Revival of Limited-Liability Company – contact office for fee information	
Ceremonial Charter	$100.00
Certificate of Good Standing	$50.00
Ceremonial Certificate of Good Standing	$100.00
Initial List of Managers or Members	$125.00
Annual or Amended List of Managers or Members	$125.00
24-Hour Expedite fee for above filings	**$125.00**
Apostille	$20.00
24-Hour Expedite fee for above filing	**$75.00**
Name Reservation (Online Name Reservation $75.00 – includes expedite fee)	$25.00
24-Hour Expedite fee for above filing	**$50.00**
Change of Noncommercial Registered Agent	$60.00
Change of Registered Agent by Represented Entity	$60.00
Resignation of Manager or Managing Member	$75.00
Resignation of Registered Agent (plus $1.00 for each additional entity listed)	$100.00
24-Hour Expedite fee for above filings	**$25.00**
Certification of Documents – per certification	$30.00
Copies – per page	$2.00
Late Fee for List of Managers or Members	$75.00
Business License Fee	$200.00

2-Hour Expedite is available on all of the above filings at the fee of $500.00 per item.

1-Hour Expedite is available on all of the above filings at the fee of $1000.00 per item.

PLEASE NOTE: the expedite fee is in addition to the standard filing fee charged on each filing and/or order.

<u>**24-HOUR EXPEDITE TIME CONSTRAINTS**</u>:

Each filing submitted receives same day filing date and may be picked up within 24 hours. Filings to be mailed the next business day if received by 2:00 pm of receipt date and no later than the 2nd business day if received after 2:00 pm. Expedite period begins when filing or service request is received in this office in fileable form. The Secretary of State reserves the right to extend the expedite period in times of extreme volume, staff shortages, or equipment malfunction. These extensions are few and will rarely extend more than a few hours.



ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
Phone: (775) 684-5708
Website: www.nvsos.gov

Business Trust
Fee Schedule
Effective 7-1-08

BUSINESS TRUST FEES: Pursuant to NRS 88A for both Domestic and Foreign Business Trusts.

Certificate of Business Trust	$75.00
Registration of Foreign Business Trust	$75.00
Reinstatement Fee	$300.00
Certificate of Amendment	$175.00
Restated Articles	$175.00
Certificate of Correction	$175.00
Merger	$350.00
Termination Pursuant to NRS 92A	$350.00
Cancellation of Certificate of Trust	$100.00
Cancellation of Foreign Registration	$100.00
Preclearance of any Document	$125.00
Articles of Conversion – contact office for fee information	
Articles of Domestication – contact office for fee information	
Ceremonial Charter	$100.00
Certificate of Good Standing	$50.00
Ceremonial Certificate of Good Standing	$100.00
Initial List of Trustees	$125.00
Annual or Amended List of Trustees	$125.00
24-Hour Expedite fee for above filings	**$125.00**
Apostille	$20.00
24-Hour Expedite fee for above filing	**$75.00**
Name Reservation (Online Name Reservation $75.00 - includes expedite fee)	$25.00
24-Hour Expedite fee for above filing	**$50.00**
Change of Noncommercial Registered Agent	$60.00
Change of Registered Agent by Represented Entity	$60.00
Resignation of Trustee	$75.00
Resignation of Registered Agent (plus $1.00 for each additional entity listed)	$100.00
24-Hour Expedite fee for above filings	**$25.00**
Certification of Documents – per certification	$30.00
Copies – per page	$2.00
Late Fee for List of Trustees	$75.00
Business License Fee	$200.00

2-Hour Expedite is available on all of the above filings at the fee of $500.00 per item.

1-Hour Expedite is available on all of the above filings at the fee of $1000.00 per item.

PLEASE NOTE: the expedite fee is in addition to the standard filing fee charged on each filing and/or order.

24-HOUR EXPEDITE TIME CONSTRAINTS:
Each filing submitted receives same day filing date and may be picked up within 24 hours. Filings to be mailed the next business day if received by 2:00 pm of receipt date and no later than the 2nd business day if received after 2:00 pm. Expedite period begins when filing or service request is received in this office in fileable form. The Secretary of State reserves the right to extend the expedite period in times of extreme volume, staff shortages, or equipment malfunction. These extensions are few and will rarely extend more than a few hours.